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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ----------------

                                (Amendment No. 5)


                          INTEK DIVERSIFIED CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, $0.01 PAR VALUE                        458134 10 3
--------------------------------------       -----------------------------------
 (Title of class of securities)                          (CUSIP number)

                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                              NEW YORK, N.Y. 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 29, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 14 Pages)


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

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CUSIP No.      458134 10 3               13D               Page 2 of 14
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1            NAMES OF REPORTING PERSONS:        SECURICOR COMMUNICATIONS LIMITED

             I.R.S. IDENTIFICATION NOS.                              N/A
             OF ABOVE PERSONS:
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                      (B) [_]
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3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                        00

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                             UNITED KINGDOM
             ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF                 7       SOLE VOTING POWER:               25,000,000
    SHARES
                       ---------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER:                      0
   OWNED BY
                       ---------------------------------------------------------
     EACH                   9       SOLE DISPOSITIVE POWER:         25,000,000
  REPORTING
                       ---------------------------------------------------------
 PERSON WITH                10      SHARED DISPOSITIVE POWER:                0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 25,000,000
             REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       61.84%

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14           TYPE OF REPORTING PERSON:                                    CO

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

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CUSIP No.          458134 10 3          13D                 Page 3 of 14
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1            NAME OF REPORTING PERSON:          SECURICOR INTERNATIONAL LIMITED

             S.S. OR I.R.S. IDENTIFICATION                              N/A
             OF ABOVE PERSON:
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                        00

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                             UNITED KINGDOM
             ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF                 7       SOLE VOTING POWER:               937,042
    SHARES
                       ---------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER:             0
   OWNED BY
                       ---------------------------------------------------------
     EACH                   9       SOLE DISPOSITIVE POWER:          937,042
  REPORTING
                       ---------------------------------------------------------
 PERSON WITH                10      SHARED DISPOSITIVE POWER:        0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  937,042
             REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          2.32%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                    CO

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

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CUSIP No.     458134 10 3               13D                     Page 4 of 14
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 1            NAME OF REPORTING PERSON:                  SECURITY SERVICES PLC

              S.S. OR I.R.S. IDENTIFICATION NO.                         N/A
              OF ABOVE PERSON:
--------------------------------------------------------------------------------

 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                        N/A

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                           UNITED KINGDOM
              ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF                 7       SOLE VOTING POWER:            25,937,042
     SHARES
                        --------------------------------------------------------
  BENEFICIALLY               8       SHARED VOTING POWER:                  0
    OWNED BY
                        --------------------------------------------------------
      EACH                   9       SOLE DISPOSITIVE POWER:       25,937,042
   REPORTING
                        --------------------------------------------------------
  PERSON WITH                10      SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY               25,937,042
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        64.16%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                    CO

--------------------------------------------------------------------------------

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CUSIP No.     458134 10 3              13D                        Page 5 of 14
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1            NAMES OF REPORTING PERSONS:                  SECURICOR GROUP PLC

             I.R.S. IDENTIFICATION NOS.                                N/A
             OF ABOVE PERSONS:
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                        N/A

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                              UNITED KINGDOM
             ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF                 7       SOLE VOTING POWER:              25,937,042
    SHARES
                       ---------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER:            0
   OWNED BY
                       ---------------------------------------------------------
     EACH                   9       SOLE DISPOSITIVE POWER:         25,937,042
  REPORTING
                       ---------------------------------------------------------
 PERSON WITH                10      SHARED DISPOSITIVE POWER:       0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY                          25,937,042
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         64.16%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                    CO

--------------------------------------------------------------------------------

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CUSIP No.      458134 10 3                13D                    Page 6 of 14
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1            NAME OF REPORTING PERSON:                           SECURICOR PLC

             S.S. OR I.R.S. IDENTIFICATION NO.                            N/A
             OF ABOVE PERSON:
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                        N/A

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                             UNITED KINGDOM
             ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF                 7       SOLE VOTING POWER:               25,937,042
    SHARES
                       ---------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER:             0
   OWNED BY
                       ---------------------------------------------------------
     EACH                   9       SOLE DISPOSITIVE POWER:          25,937,042
  REPORTING
                       ---------------------------------------------------------
 PERSON WITH                10      SHARED DISPOSITIVE POWER:        0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  25,937,042
             REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         64.16%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                    CO

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


                  This Amendment No. 5 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons named therein (the "Corporations") with respect to their ownership of common stock, par value $0.01 per share (the "Common Stock"), of Intek Diversified Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in such Schedule 13D, as previously amended.

                  Item 4.  Purpose of the Transaction.
                           --------------------------

                  Item 4 is hereby amended and supplemented by the addition of the following information:

                  On December 29, 1997, Securicor Communications Limited ("Securicor Communications") and the Issuer entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") pursuant to which the Issuer has agreed to sell, and Securicor Communications has agreed to purchase, an aggregate of 12,408 shares of the Issuer's Series A Convertible Preferred Stock, par value $.001 per share and liquidation preference $1,000.00 per share (the "Preferred Stock"), in exchange for $12,408,000. The Preferred Stock will be convertible into shares of Common Stock on the terms set forth in the form of Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock filed as Exhibit (2) hereto (the "Certificate of Designations") and shall have such other terms as are set forth therein. Cumulative dividends shall accrue on the original issue price of $12,408,000 at the rate of eleven and one-half percent per annum. The obligation of Securicor Communications to purchase the Preferred Stock is conditioned upon, among other things, the approval by the Issuer's stockholders by April 30, 1998 of an amendment to the Issuer's Certificate of Incorporation to permit the issuance thereof.

                  Reference is hereby made to the Preferred Stock Purchase
                  --------------------------------------------------------
Agreement and the form of the Certificate of Designations filed herewith as
---------------------------------------------------------------------------
Exhibits (1) and (2), respectively.
----------------------------------

                  Except as set forth in this Schedule 13D, as amended, the Corporations have no present plans or proposals which relate to or would result in any of the events required to be disclosed under this Item 4.

                  Item 6.  Contracts, Arrangements, Understandings or
                           ------------------------------------------
Relationships with Respect to Securities of the Issuer.
------------------------------------------------------

                  Item 6 is hereby amended and supplemented by the addition of the following information:

                  On December 29, 1997, the Issuer and Securicor Communications entered into a Second Amended and Restated Loan Agreement (the "Second Amended Loan Agreement"). The Second Amended Loan Agreement amends and restates in their entirety the Amended Loan Agreement, dated as of December 3, 1996, by and between the Issuer and Securicor Communications, and certain other loans made by Securicor Communications to the Issuer (collectively, the "Outstanding Loans"). The aggregate amount of the Outstanding Loans (including accrued interest thereon) as of December 29, 1997 was approximately $25.4 million. Pursuant to the terms of the Second Amended Loan Agreement, the Issuer may borrow up to $29.5 million (which amount includes the Outstanding Loans) and may utilize the proceeds for general corporate purposes of the Issuer and its subsidiaries. Interest on borrowings under the Second Amended Loan Agreement accrues at a rate of eleven and one-half percent per annum. Accrued interest will be capitalized on June 30 of each year and shall be added to the principal amount outstanding at such time. The maturity date for loans under the Second Amended Loan Agreement is June 30, 2003, subject to certain mandatory prepayment provisions set forth in the Second Amended Loan Agreement. Borrowings under the Second Amended Loan Agreement are subordinate to the rights of certain senior indebtedness.

                  Pursuant to a Termination and Release, dated as of December 29, 1997 (the "Termination & Release"), the Issuer, in exchange for $2,592,000, released Securicor Communications from all of its liabilities or obligations under that certain Stock Purchase Agreement, dated as of June 18, 1996 and amended by agreement of the parties as of September 19, 1996 (the "Stock Purchase Agreement"), except as otherwise set forth in the Termination & Release. Such Termination & Release settled all of the Issuer's claims related to the ownership of certain securities by Securicor Radiocoms Limited, a former subsidiary of Securicor Communications that was sold to the Issuer pursuant to the Stock Purchase Agreement.

                  Reference is hereby made to the Second Amended Loan Agreement,
                  -------------------------------------------------------------
the related Promissory Note and the Termination & Release filed herewith as
---------------------------------------------------------------------------
Exhibits (3), (4) and (5), respectively.
---------------------------------------

                  Except as set forth in this Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer (i) among any of the persons identified pursuant to
Item 2 and (ii) between (a) any of the persons identified pursuant to Item 2 and
(b) any other person.

                  Item 7.  Material to be Filed as Exhibits.
                           --------------------------------

                  The following are filed herewith as exhibits to this Schedule 13D:

                  (1) Preferred Stock Purchase Agreement

                  (2) Form of Certificate of Designations

                  (3) Second Amended Loan Agreement

                  (4) Promissory Note

                  (5) Termination & Release

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               SECURICOR COMMUNICATIONS LIMITED



Date: January 6, 1998                          By: /s/ Michael Wilkinson
                                                   ----------------------
                                                   Name:  Michael Wilkinson
                                                   Title: Director

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 SECURICOR INTERNATIONAL LIMITED



Date: January 6, 1998                            By: /s/ Nigel Griffiths
                                                        --------------------
                                                        Name:  Nigel Griffiths
                                                        Title: Director

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  SECURITY SERVICES PLC



Date: January 6, 1998                             By: /s/ Nigel Griffiths
                                                        --------------------
                                                   Name:  Nigel Griffiths
                                                   Title: Director and Secretary

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              SECURICOR GROUP PLC



Date: January 6, 1998                         By: /s/ Nigel Griffiths
                                                 --------------------
                                                 Name:  Nigel Griffiths
                                                 Title: Director and Secretary

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             SECURICOR PLC



Date: January 6, 1998                        By: /s/ Nigel Griffiths
                                                --------------------
                                                Name:  Nigel Griffiths
                                                Title: Director and Secretary

                                  EXHIBIT INDEX



Exhibit No.                                 Exhibit
----------                                  -------

(1)                                         Preferred Stock Purchase Agreement

(2)                                         Form of Certificate of Designations

(3)                                         Second Amended Loan Agreement

(4)                                         Promissory Note

(5)                                         Termination & Release

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